FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	September	2016
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry to Announce Second Quarter Fiscal 2017 Results on Wednesday September 28th, 2016	1.

Document 1

NEWS RELEASE
FOR IMMEDIATE RELEASE

BlackBerry to Announce Second Quarter Fiscal 2017 Results on Wednesday September 28th, 2016

Waterloo, Ontario - September 14, 2016 - BlackBerry Limited (NASDAQ: BBRY; TSX: BB) will be reporting results for the second quarter of fiscal 2017 on September 28, 2016. A conference call and live webcast will be held beginning at 8 am ET, which can be accessed by dialing 1-844-309-0607 or by logging on at http://ca.blackberry.com/company/investors/events.html.

A replay of the conference call will also be available at approximately 11 am ET by dialing 1-855-859-2056 or 1-404-537-3406 and entering Conference ID #68672235 or by clicking the link above.

About BlackBerry
BlackBerry is securing a connected world, delivering innovative solutions across the entire mobile ecosystem and beyond. We secure the world’s most sensitive data across all end points - from cars to smartphones - making the mobile-first enterprise vision a reality. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols “BB” on the Toronto Stock Exchange and “BBRY” on the NASDAQ. For more information, visit www.BlackBerry.com.

Investor Contact:
BlackBerry Investor Relations
519-888-7465
investor_relations@BlackBerry.com

Media Contact:
BlackBerry Media Relations
519-597-7273
mediarelations@BlackBerry.com

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	September 15, 2016	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer